EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

Management placed significant attention on our Strategic Review process during Q3 and subsequent to the end of the quarter, culminating in a number of announcements including:
1.	Sale of Northern Oklahoma $40.0 million

2.	Sale of Halkirk/Alliance/Wainwright/Clair $15.4 million

3.	Sale of Lochend Cardium $62.0 million

   Total                       $117.4 million
4.	Elimination of amounts outstanding on our bank credit facility with an estimated revised bank credit facility of $110.0 million.

5.	Net debt including convertible debentures of approximately $35.0 million subsequent to the Lochend Cardium sale.

6.	Continued commitment to development of our Central Oklahoma liquids-rich gas assets.

During this time, the base business at Equal continued to deliver strong results in the areas of cost control, drilling success and production.  During the quarter, we focused on our Lochend Cardium oil play in Alberta and brought on production two strong Lochend Cardium wells in the quarter which no doubt contributed to an excellent outcome for Equal on the sale of the Lochend Cardium announced on November 2.

Strong Operating Results
Production was down four percent year on year, averaging over 10,800 boe per day due to asset sales late in 2011 and earlier this year.  Operating costs were lower on a unit basis as a result of a continued focus on our cost structure and a more cost advantage asset mix.  Interest costs were also down with lower debt levels.  Capital spending has approximated cash flow for the first nine months of the year as we continue to be disciplined on matching spending to cash flow and using the proceeds of asset sales to further improve our balance sheet.  Funds from operations were down 38 percent in the third quarter of 2012 compared to the third quarter of 2011 mainly due to weak natural gas and natural gas liquids prices.

Successful Drilling Programs
In the first nine months of 2012, Equal drilled 11 (9.2 net) wells which were all successful.  Nine of these wells were drilled in Oklahoma; six of which were sold with the Northern Oklahoma sale in late September and the remaining three wells were drilled in our core Twin Cities Central Dolomite (TCCD) play in Central Oklahoma.  Our first 2012 Lochend Cardium horizontal oil well was drilled late in the second quarter and brought on stream early in the third quarter and a second Lochend Cardium well was drilled and placed on stream in the third quarter.

Strategic Review
Our remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.  Equal will continue to operate its Central Oklahoma assets consisting of approximately 7,800 boe/d of liquids-rich natural gas where we’ve had strong historical drilling success.  We have identified a strong inventory of future drilling locations and have staff of experienced people in Oklahoma to manage these assets.  Management believes that in addition to successful drilling, there is significant additional upside from natural gas and NGL commodity price recovery.  We are currently planning to commence drilling in the Hunton early in the new year.

The Company is still conducting its Strategic Review process and is evaluating proposals for the sale of the remaining royalty assets which, if sold, will represent an exit from all Canadian operations.  Equal’s Special Committee of the Board of Directors and management are moving to the final step in the Strategic Review Process to finalize the go forward strategy for the Company.  A Canadian Trust, U.S. Master Limited Partnership and an Exploration and Production Corporation are all being considered.  The make-up of the Board of Directors and Executive Management team as well as an overall go forward manpower plan will follow the Company structure decision.  Equal expects to conclude the Strategic Review process shortly after the conclusion of the evaluation of the royalty proposals, likely by late November 2012.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
November 8, 2012

Q3 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three and nine months ended September 30, 2012.  This MD&A should be read in conjunction with the MD&A, consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the nine month period ended September 30, 2012.  All amounts, unless otherwise noted, are stated in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This commentary is based on information available to, and is dated, November 8, 2012.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to analyze profitability of its operations. The Company uses these measures to help evaluate its performance.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

ADDITIONAL GAAP MEASURE: The Company considers “funds from operations” a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations as determined by the Company may not be comparable to that reported by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements under applicable securities laws and necessarily involve risks including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, completion of acquisitions or divestitures, expected exchange rates, anticipated borrowing base under the credit facility, maintenance of productive capacity, capital expenditures and the nature of capital expenditures and the timing and method of financing thereof.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, failure to realize the anticipated benefits of the strategic review process, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Equal Energy Ltd. is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU and EQU.DB.B).

On October 15 and November 2, 2012, Equal sold the majority of its Canadian oil and natural gas producing properties.  Equal's current corporate production is approximately 7,800 boe per day (50% natural gas, 48% NGLs and 2% crude oil) which is from Oklahoma.  The Company’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in western Canada.

	Three months ended September 30			Nine months ended September 30
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change	2012	2011	Change
FINANCIAL
NGL, natural gas and oil revenues including realized hedging	29,129	44,452	(34%)	88,333	121,354	(27%)
Funds from operations (1)	10,900	17,435	(37%)	31,867	45,617	(30%)
Per share – basic (2) ($)	0.31	0.50	(38%)	0.91	1.47	(38%)
Per share – diluted (2) ($)	0.28	0.50	(44%)	0.82	1.43	(43%)
Net income	14,006	(2,642)	630%	18,183	468	3785%
Per share – basic (2) ($)	0.40	(0.08)	600%	0.52	0.02	2500%
Per share – diluted (2) ($)	0.35	(0.08)	538%	0.49	0.01	4800%
Total assets	399,253	536,232		399,253	536,232
Working capital (deficit) including long-term debt (3)	(63,855)	(141,864)		(63,855)	(141,864)
Convertible debentures	41,952	80,332		41,952	80,332
Shareholders’ equity	232,218	243,810		232,218	243,810
SHARES OUTSTANDING
Shares outstanding – basic (2) (000s)	35,077	34,667		35,031	31,124
Shares outstanding – diluted (2) (000s)	41,653	34,667		41,399	31,849
Shares outstanding at period end (000s)	35,080	34,736		35,080	34,736
OPERATIONS
Average daily production
NGL (bbls per day)	4,278	3,580	19%	4,101	2,869	43%
Gas (mcf per day)	31,200	32,264	(3%)	30,928	26,767	16%
Oil (bbls per day)	1,349	2,306	(42%)	1,266	2,472	(49%)
Total (boe per day)	10,827	11,263	(4%)	10,522	9,802	7%
Average sales price
NGL ($ per bbl)	27.51	48.40	(43%)	31.39	49.04	(36%)
Gas ($ per mcf)	2.67	3.73	(28%)	2.72	3.80	(28%)
Oil ($ per bbl)	85.71	82.24	4%	86.54	81.70	6%
Cash flow netback (1) ($ per boe)
Revenue (4)	29.24	42.90	(32%)	30.64	45.35	(32%)
Royalties	5.90	8.82	(33%)	5.91	9.17	(36%)
Production expenses	7.72	11.11	(31%)	8.63	11.63	(26%)
Transportation expenses	0.18	0.39	(54%)	0.22	0.49	(55%)
Operating netback	15.44	22.58	(32%)	15.88	24.06	(34%)
General and administrative	2.87	2.67	7%	2.91	3.62	(20%)
Cash interest expense	1.61	2.81	(43%)	1.93	3.19	(39%)
Other cash costs (5)	0.02	0.27	(93%)	(0.01)	0.20	(105%)
Cash flow netback	10.94	16.83	(35%)	11.05	17.05	(35%)
(1)	Funds from operations is an additional GAAP measure and cash flow netback is a non-GAAP financial measures. Please refer to “Additional GAAP Measures” and “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 8 in Notes to Financial Statements.
(3)	Working capital including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding unrealized gains/losses on commodity contracts.
(4)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(5)                                              Other cash costs include current taxes and realized foreign exchange gains and losses.

Q3 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues including realized hedging	29,129	26,142	33,062	42,360	44,452	41,824	35,078	34,704
Funds from operations	10,900	7,994	12,973	17,061	17,435	16,602	11,580	9,338
Income/(loss) before taxes	8,435	4,929	943	(11,043)	(514)	8,651	(6,205)	(35,510)
Net income/(loss)	14,006	2,340	1,837	(14,428)	(2,642)	6,492	(3,382)	(38,556)
Income/(loss) per share – Basic ($)	0.40	0.07	0.05	(0.42)	(0.08)	0.21	(0.12)	(1.39)
– Diluted ($)	0.35	0.06	0.05	(0.42)	(0.08)	0.19	(0.12)	(1.39)

For 2012, quarterly revenues including realized hedging and funds from operations were lower than the previous quarters mainly due to the asset disposition in Q4 2011 and decreased prices received for NGLs and natural gas.  The higher net income in Q3 2012 compared to the previous quarters is mainly due to gain on sale from an asset disposition and the recognition of a deferred income tax asset in Oklahoma to offset the gain on sale.  Q4, Q3 and Q2 2011 revenues including realized hedging and funds from operations are higher than the previous quarters due to the June 1, 2011 acquisition of working interests from a former joint venture partner in Oklahoma (the “Hunton Acquisition”), higher prices received for oil and NGLs and Equal’s focus on light oil resource plays in Alberta and liquids-rich natural gas in Oklahoma.  During Q1 2011 and Q4 2010, funds from operations were lower due to legal fees relating to legal proceedings against a joint venture partner in Oklahoma.  The net losses in Q4 2011 and Q4 2010 are higher than the other quarters due to the impairment charges of $27.5 million and $31.1 million, respectively.

OVERALL PERFORMANCE

Average production for Q3 2012 of 10,827 boe per day was 4% lower than the Q3 2011 production of 11,263 boe per day mainly due to the disposition of assets in Q4 2011 and Q1 2012 of approximately 2,000 boe per day which were partially offset by the new wells drilled during the last year.  Northern Oklahoma assets representing approximately 1,400 boe per day were sold on September 24, 2012.  Due to the timing of this sale, it did not have a significant effect on the Q3 2012 production volumes.

Overall, NGL prices received in Q3 2012 decreased 43% to $27.51 per bbl compared to $48.40 per bbl in Q3 2011.  Natural gas prices received in Q3 2012 decreased 28% to $2.67 per mcf from $3.73 per mcf in Q3 2011.  Oil prices received in Q3 2012 increased 4% to $85.71 per barrel compared to $82.24 per barrel in Q3 2011.  Royalties in Q3 2012 decreased 33% to $5.90 per boe compared to $8.82 per boe in Q3 2011 mainly due to lower prices received for NGL and natural gas.  Production expenses in Q3 2012 decreased 31% to $7.72 per boe compared to $11.11 per boe in Q3 2011 mainly due to divestures in Q4 2011 and Q1 2012 which increased weighting from the lower operating cost Oklahoma production compared to Canada.

General and administrative (“G&A”) expenses in Q3 2012 increased 7% to $2.87 per boe from $2.67 per boe in Q3 2011 mainly due to 4% lower production in Q3 2012 compared to Q3 2011.  Cash interest expense decreased 43% to $1.61 per boe in Q3 2012 compared to $2.81 per boe in Q3 2011 due to debt reduction from asset sales and the redemption of high cost 8.25% debentures in Q4 2011.

The overall result was that funds from operations in Q3 2012 decreased 37% to $10.9 million compared to $17.4 million in Q3 2011.  The decrease in funds from operations is mainly attributed to lower revenues from NGLs, natural gas and oil which was partially offset by the increase in realized gain from commodity contracts and decreases in royalties, production costs and interest expense.  The lower revenues from NGLs, natural gas and oil were a result of lower prices and lower volumes due to divestitures to reduce debt which resulted in a greater weighting of production towards NGLs and natural gas.

The net income for Q3 2012 was $14.0 million ($0.40 per share) compared to a loss of $2.6 million (loss of $0.08 per share) in Q3 2011.  The net income is mainly due to a gain on sale of assets of $12.6 million, the recognition of a deferred income tax asset, lower royalties, production costs and interest expense which were partially offset by the decrease in revenues from oil, NGLs and natural gas.

SUMMARY OF OPERATIONS

The following is a summary of Equal’s operations and cash flows for the three and nine months ended September 30, 2012 and 2011 which are referenced throughout this MD&A.

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars except per share amounts)	2012	2011	2012	2011

NGL, natural gas and oil revenues	27,124	43,107	82,069	120,266
Realized gain on commodity contracts	2,005	1,345	6,264	1,088
Unrealized gain/(loss) on commodity contracts	(4,148)	6,132	(2,004)	8,393
Royalty expense	(5,881)	(9,141)	(17,049)	(24,549)
Revenues, net of royalty expense	19,100	41,443	69,280	105,198

Operating expenses
Production	(7,694)	(11,514)	(24,879)	(31,126)
Transportation	(180)	(400)	(648)	(1,322)
General and administrative	(2,860)	(2,765)	(8,392)	(9,697)
Share-based compensation expense	(678)	(1,351)	(2,776)	(2,734)
Depletion and depreciation	(13,356)	(13,872)	(38,220)	(36,183)
Impairment in property, plant and equipment	-	-	(8,465)	-
	(24,768)	(29,902)	(83,380)	(81,062)
Other income/(expenses)
Interest expense	(1,811)	(3,115)	(6,188)	(9,040)
Accretion of decommissioning provision	(164)	(153)	(546)	(528)
Gain on sale of assets	12,622	1,183	31,302	826
Transaction costs on asset acquisition/dispositions	(440)	(57)	(440)	(1,767)
Redemption fee on convertible debentures	-	(7)	-	(1,904)
Realized foreign exchange gain/(loss)	(13)	(202)	132	(198)
Unrealized foreign exchange gain/(loss)	3,909	(9,704)	4,147	(9,593)
	14,103	(12,055)	28,407	(22,204)
Income/(loss) before taxes	8,435	(514)	14,307	1,932

Taxes
Current tax expense	-	(85)	(68)	(330)
Deferred tax reduction/(expense)	5,571	(2,043)	3,944	(1,134)
	5,571	(2,128)	3,876	(1,464)

Net income/(loss)	14,006	(2,642)	18,183	468

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operating
Net income/(loss)	14,006	(2,642)	18,183	468
Share-based compensation	678	1,351	2,776	2,734
Depletion and depreciation	13,356	13,872	38,220	36,183
Impairment in property, plant and equipment	-	-	8,465	-
Non-cash interest on convertible debenture	210	205	626	525
Accretion of decommissioning provision	164	153	546	528
Unrealized commodity contracts (gain)/loss	4,148	(6,132)	2,004	(8,393)
Gain on sale of assets	(12,622)	(1,183)	(31,302)	(826)
Transactions costs on asset acquisition/dispositions	440	57	440	1,767
Redemption fee on convertible debentures	-	7	-	1,904
Unrealized foreign exchange (gain)/loss	(3,909)	9,704	(4,147)	9,593
Deferred tax (reduction)/expense	(5,571)	2,043	(3,944)	1,134
Funds from operations	10,900	17,435	31,867	45,617
Cash paid on decommissioning provision	(478)	(628)	(1,117)	(1,249)
Transaction costs on asset acquisition	-	(57)	-	(1,767)
Changes in non-cash working capital items	(669)	(2,260)	(528)	(638)
Cash from operating activities	9,753	14,490	30,222	41,963

SALES VOLUMES

Production
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Daily sales volumes – average
NGL (bbls per day)	4,278	3,580	19%	4,101	2,869	43%
Natural gas (mcf per day)	31,200	32,264	(3%)	30,928	26,767	16%
Oil (bbls per day)	1,349	2,306	(42%)	1,266	2,472	(49%)
Total (boe per day)	10,827	11,263	(4%)	10,522	9,802	7%

Sales volumes mix by product
NGL	40%	32%		39%	29%
Natural gas	48%	48%		49%	46%
Oil	12%	20%		12%	25%
	100%	100%		100%	100%

Average production for Q3 2012 of 10,827 boe per day was 4% lower than the Q3 2011 production of 11,263 boe per day mainly due to the disposition of assets in Q4 2011 and Q1 2012 that produced approximately 2,000 boe per day and the natural decline on the Company’s older wells which were partially offset by the new wells drilled in the same time period.  Q3 2012 production was 5% higher than Q2 2012 production of 10,349 boe per day due to wells drilled during the year.  For the three months ended September 30, 2012, average production consisted of 1,349 bbls per day of oil, 4,278 boe per day of NGLs and 31,200 mcf per day of natural gas, resulting in a mix of 12% oil, 40% NGLs and 48% natural gas compared to 20% oil, 32% NGL and 48% natural gas in Q3 2011.  The decrease in oil weighting in the production is due to the Canadian asset dispositions in Q4 2011 and Q1 2012; the proceeds from which were used to pay down the Company’s debt.  The Canadian asset disposition in Q4 2011 also included natural gas production which offset the increased natural gas production from the new wells drilled in Oklahoma.

For the nine months ended September 30, 2012, average production increased 7% to 10,522 boe per day compared to 9,802 boe per day for the same period in 2011 due to the Hunton Acquisition in June 2011 which added 3,100 boe per day and new wells drilled during the past year which were partially offset by the disposition of assets of approximately 2,000 boe per day and the natural decline from the Company’s older wells.

On September 24, 2012, Equal closed the sale of its interest in its Northern Oklahoma assets for total cash consideration of US$40.0 million to its Mississippian joint venture partner Atlas Resource Partners L.P. (“Atlas”).  The assets sold include production of 1,400 boe per day which is primarily natural gas and NGLs, related infrastructure and interests in approximately 8,550 acres of Mississippian lands.

On October 15, 2012, Equal closed the sale of several of its Canadian properties for a total cash consideration of $15.4 million (the “Asset Disposition”).  The Asset Disposition includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta totaling approximately 700 boe per day of production and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.

On November 2, 2012, Equal closed the sale of its Lochend Cardium assets for cash consideration of $62.1 million which included production, related infrastructure and undeveloped land.  The proceeds of the sale were used to fully repay the amount outstanding on its credit facility.  With this sale, the Company’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.

The Company's portfolio of assets subsequent to these dispositions above consists of the liquids rich natural gas asset in Central Oklahoma and certain royalty interests in Canada.  Equal's current corporate production is approximately 7,800 boe per day consisting of 50% natural gas, 48% NGLs and 2% crude oil.

For the nine months ended September 30, 2012, Equal drilled the following 11 (9.2 net) wells with a 100% success rate:
•	4 (3.5 net) K-9 Hunton vertical liquids-rich natural gas wells in Northern Oklahoma which were sold in Q3 2012 to Atlas;
•	3 (2.7 net) Twin Cities / Central Dolomite Hunton liquids-rich natural gas wells in Central Oklahoma;
•	2 (1.0 net) K-9 Mississippian horizontal oil wells which were sold in Q3 2012 to Atlas; and
•	2 (2.0 net) Lochend Cardium horizontal oil wells in Alberta which were sold in Q4 2012.

Production by Geographic Area
	Three months ended September 30, 2012
	Canada		U.S.		Total
Daily sales volumes – average
NGL (bbls per day)	33	2%	4,245	45%	4,278	40%
Natural gas (mcf per day)	888	11%	30,312	53%	31,200	48%
Oil (bbls per day)	1,164	87%	185	2%	1,349	12%
Total (boe per day)	1,345	100%	9,482	100%	10,827	100%

Production by Geographic Area
	Nine months ended September 30, 2012
	Canada		U.S.		Total
Daily sales volumes – average
NGL (bbls per day)	23	2%	4,078	44%	4,101	39%
Natural gas (mcf per day)	1,098	14%	29,830	54%	30,928	49%
Oil (bbls per day)	1,048	84%	218	2%	1,266	12%
Total (boe per day)	1,254	100%	9,268	100%	10,522	100%
Canadian Operations

In Q3 2012, production in Canada of 1,345 boe per day decreased 57% compared to 3,152 boe per day during Q3 2011.  The decrease is mainly due to the disposition of assets in Q4 2011 and Q1 2012 that had produced approximately 2,000 boe per day and the natural decline on the Company’s wells which were partially offset by the wells drilled in the Lochend Cardium during the past year.  Q3 2012 production was 25% higher than Q2 2012 production of 1,072 boe per day mainly due to the wells drilled in the Lochend Cardium during Q3 2012 that added approximately 250 boe per day on average for the quarter.

For the nine months ended September 30, 2012, production in Canada of 1,254 boe per day decreased 63% compared to 3,430 boe per day during the same period in 2011.  The decrease is primarily due to the disposition of assets in Q4 2011 and Q1 2012 which had produced approximately 2,000 boe per day and the natural decline on the Company’s wells which were partially offset by the wells drilled during the past year.

U.S. Operations

In Q3 2012, production in the United States of 9,482 boe per day was 17% higher compared to 8,111 boe per day during Q3 2011.  The increase in production is due primarily to the new wells drilled during the past year.  Q3 2012 production increased 2% compared to Q2 2012 production of 9,277 boe per day due to the contribution from new wells drilled and completed during the past year which was partially offset by the natural decline of older production.

For the nine months ended September 30, 2012, production in the United States of 9,268 boe per day was 45% higher compared to 6,372 boe per day during the same period in 2011.  The increase in production is due to the Hunton Acquisition in June 2011 and new wells drilled during the past year which was partially offset by the natural decline of older production.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Propane, Conway, KS (US$/bbl)	29.50	60.14	(51%)	34.44	57.75	(40%)
NYMEX (US$ per mmbtu)	2.81	4.19	(33%)	2.61	4.23	(38%)
NYMEX (US$ per mcf) (1)	2.91	4.34	(33%)	2.70	4.38	(38%)
AECO daily index (Cdn$ per GJ)	2.17	3.47	(37%)	2.00	3.57	(44%)
AECO daily index (Cdn$ per mcf) (2)	2.21	3.54	(38%)	2.04	3.64	(44%)
WTI (US$ per bbl)	92.22	89.76	3%	96.21	95.47	1%
Average exchange rate: US$ to Cdn$1.00	1.01	1.02	(1%)	1.00	1.02	(2%)
WTI (Cdn$ per bbl)	91.30	87.96	4%	96.21	93.56	3%
Edmonton Light Oil	84.33	91.74	(8%)	86.83	93.99	(8%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

The propane price quoted at Conway, Kansas is the closest proxy for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, Kansas mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark for natural gas is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  For the purposes of financial reporting, Equal expresses its realized prices for oil, NGLs and natural gas in Canadian dollars.

Benchmark propane prices for Q3 2012 decreased 51% to an average of US$29.50 per bbl from US$60.14 per bbl in Q3 2011 due to an increased supply in the market from increased liquids-rich drilling and lower consumption during the past winter which was warmer than usual.

Benchmark propane prices for the nine months ended September 30, 2012 decreased 40% to an average of US$34.44 per bbl from US$57.75 per bbl compared to the same period in 2011 due to increased liquids-rich drilling and lower consumption during the past winter which was warmer than usual.

Benchmark natural gas prices for Q3 2012 on the NYMEX decreased 33% to an average of US$2.81 per mmbtu from US$4.19 per mmbtu in Q3 2011.  In Canada, AECO pricing decreased 37% to $2.17 per GJ during Q3 2012 compared to $3.47 per GJ during Q3 2011.

Benchmark natural gas prices for the nine months ended September 30, 2012 on the NYMEX decreased 38% to an average of US$2.61 per mmbtu from US$4.23 per mmbtu compared to the same period in 2011.  In Canada, AECO pricing also decreased 44% to an average of $2.00 per GJ during the nine months ended September 30, 2011 compared to $3.57 during the same period in 2011.

Benchmark oil prices for Q3 2012 increased 3% to an average of US$92.22 per bbl WTI from US$89.76 per bbl WTI in Q3 2011.  The actual price received in the western Canadian basin was depressed from the WTI benchmark due to the excess supply relative to demand in western Canada which lowered oil prices received during Q3 2012.  The price decrease was slightly offset by the weakening of the Canadian dollar which averaged US$1.01 per Canadian dollar during Q3 2012 compared to US$1.02 per Canadian dollar during Q3 2011.

Benchmark oil prices for the nine months ended September 30, 2012 remained relatively flat at US$96.21 per bbl WTI compared to US$95.47 per bbl WTI during the same period in 2011.  The actual price received in the western Canadian basin was depressed from the WTI benchmark due to excess supply relative to demand in western Canada which lowered oil prices received during the nine months ended September 30, 2012.  The price decrease was slightly offset by the weakening of the Canadian dollar which averaged US$1.00 per Canadian dollar during the nine months ended September 30, 2012 compared to US$1.02 per Canadian dollar in the same period in 2011.

Average Commodity Prices Received
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
NGL (Cdn$ per bbl)	27.51	48.40	(43%)	31.39	49.04	(36%)
Natural gas (Cdn$ per mcf)	2.22	3.51	(37%)	2.11	3.66	(42%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.45	0.22	105%	0.61	0.14	336%
Combined natural gas (Cdn$ per mcf)	2.67	3.73	(28%)	2.72	3.80	(28%)
Oil (Cdn$ per bbl)	79.90	78.90	1%	83.28	81.69	2%
Oil commodity contract settlements (Cdn$ per bbl)	5.81	3.34	74%	3.26	0.01	32500%
Combined oil (Cdn$ per bbl)	85.71	82.24	4%	86.54	81.70	6%
Total (1) (Cdn$ per boe)	29.24	42.90	(32%)	30.64	45.35	(32%)
(1)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

In Q3 2012, the average price received for NGLs decreased 43% to $27.51 per bbl compared to $48.40 per bbl in Q3 2011 due to excess supply relative to demand in the mid-continent of the United States where the majority of the Company’s NGL production is located.  The average price received for natural gas in Q3 2012, net of commodity contract settlements, decreased 28% to $2.67 per mcf from $3.73 per mcf in Q3 2011 due to an oversupply situation resulting in a decrease in market prices for natural gas.  The average price received for oil in Q3 2012, net of commodity contract settlements, increased 4% to $85.71 per bbl from $82.24 per bbl in Q3 2011.  The increase in the oil price realized is mainly due to the Q3 2012 oil production consisting of lighter oil compared to Q3 2011 and the higher average price hedged for oil which was partially offset by the overall decrease in price for Edmonton Light Oil relative to WTI.

For the nine months ended September 30, 2012, the average price received for NGLs decreased 36% to $31.39 per bbl from $49.04 per bbl during the same period in 2011 due to excess supply relative to demand in the mid-continent part of the United States where the majority of the Company’s NGL production is located.  The average price received for natural gas for the nine months ended September 30, 2012, net of commodity contract settlements, decreased 28% to $2.72 per mcf from $3.80 per mcf during the same period in 2011 due to an oversupply situation resulting in a decrease in market prices for natural gas. The average price received for oil for the nine months ended September 30, 2012, net of commodity contract settlements, increased 6% to $86.54 per bbl from $81.70 per bbl during the same period in 2011 due to the 2012 oil production consisting of lighter oil compared to 2011 and the higher average price hedged for oil which was partially offset by the overall decrease in price for Edmonton Light Oil relative to WTI

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
NGL revenues	10,827	15,944	(32%)	35,272	38,411	(8%)
Natural gas revenues	6,381	10,427	(39%)	17,919	26,721	(33%)
Oil revenues	9,916	16,736	(41%)	28,878	55,134	(48%)
Realized gain on commodity contracts	2,005	1,345	49%	6,264	1,088	476%
Revenues including realized hedging	29,129	44,452	(34%)	88,333	121,354	(27%)
Unrealized mark-to-market loss on commodity contracts	(4,148)	6,132	(168%)	(2,004)	8,393	(124%)
Revenues including commodity contracts	24,981	50,584	(51%)	86,329	129,747	(33%)

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended September 30, 2012			Nine months ended September 30, 2012
	Canada	U.S.	Total	Canada	U.S.	Total
NGL revenues	168	10,659	10,827	358	34,914	35,272
Natural gas revenues	232	6,149	6,381	758	17,161	17,919
Oil revenues	8,401	1,515	9,916	23,209	5,669	28,878
Realized gain on commodity contracts	721	1,284	2,005	1,132	5,132	6,264
Revenues including realized hedging	9,522	19,607	29,129	25,457	62,876	88,333
Unrealized mark-to-market gain/(loss) on commodity contracts	(1,851)	(2,297)	(4,148)	2,586	(4,590)	(2,004)
Revenues including commodity contracts	7,671	17,310	24,981	28,043	58,286	86,329

In Q3 2012, revenues including realized hedging decreased 34% to $29.1 million from $44.5 million in Q3 2011 due to decreased NGL and natural gas prices and lower oil production as a result of divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decreases in revenues were partially offset by increased NGL production and realized gains on commodity contracts.

NGL revenues for Q3 2012 decreased 32% to $10.8 million from $15.9 million in Q3 2011 which was the result of a 43% decrease in sales price received for NGLs partially offset by a 19% increase in production volumes.  Natural gas revenues for Q3 2012 decreased 39% to $6.4 million from $10.4 million in Q3 2011 which was the result of a 37% decrease in sales price received for natural gas and a 3% decrease in production volumes.  Oil revenues for Q3 2012 decreased 41% to $9.9 million compared to $16.7 million in Q3 2011 which was the result of a 42% decrease in production volumes.

In Q3 2012, there was a realized gain on commodity contracts of $2.0 million compared to a $1.3 million realized gain in Q3 2011.  The unrealized mark-to-market loss on commodity contracts in Q3 2012 was $4.1 million compared to a gain of $6.1 million during Q3 2011.  The unrealized mark-to-market loss on commodity contracts in Q3 2012 is mainly due to the increases in the prices for oil and natural gas at September 30, 2012 compared to June 30, 2012 and the gains on the current commodity contracts being realized.

For the nine months ended September 30, 2012, revenues including realized hedging decreased 27% to $88.3 million from $121.4 million during the same period in 2011 as decreases in revenues from oil, NGLs and natural gas were partially offset by realized gains from commodity contracts.

For the nine months ended September 30, 2012, NGL revenues decreased 8% to $35.3 million from $38.4 million during the same period in 2011 which was the result of a 36% decrease in sales price received for NGLs partially offset by a 43% increase in production volumes.  For the nine months ended September 30, 2012, natural gas revenues decreased 33% to $17.9 million from $26.7 million during the same period in 2011 which was the result of a 42% decrease in sales price received for natural gas partially offset by a 16% increase in production volumes.  For the nine months ended September 30, 2012, oil revenues decreased 48% to $28.9 million compared to $55.1 million during the same period in 2011 which was the result of a 49% decrease in production volumes.

For the nine months ended September 30, 2012, the realized gain on commodity contracts was $6.3 million compared to a gain of $1.1 million during the same period in 2011 mainly due to lower 2012 market prices for oil and natural gas.  For the nine months ended September 30, 2012, the unrealized mark-to-market loss on commodity contracts was to $2.0 million compared to a gain of $8.4 million during the same period in 2011.  The unrealized mark-to-market loss on commodity contracts during 2012 is mainly due to the gains on the current commodity contracts being realized.

The Company’s Q4 2012 assumptions for planning purposes are: US$90.00 per bbl for WTI, US$3.25 per mmbtu for NYMEX natural gas, $2.69 per GJ for AECO natural gas, an exchange rate of CAD$1.00:US$1.00 and a discount of 63% from US$ WTI for US NGL pricing.  The Company constantly monitors actual prices against plan prices and adjusts its operational plans to address variations.

COMMODITY CONTRACTS

The Company has a risk management policy which is in line with the terms of its bank credit facility that permits management to use specified price risk management strategies for up to 65% of its estimated net oil and gas production which includes fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at September 30, 2012 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At September 30, 2012, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.60 (US$/mmbtu) (3.73 US$/mcf)	3,000 mmbtu (2,899 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.61 (US$/mmbtu) (3.74 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.65 (US$/mmbtu) (3.78 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.70 (US$/mmbtu) (3.83 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.205 US$/mmbtu ($0.212 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2013 – December 31, 2013

Fixed (3)	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed (3)	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rate of 1.0350 mmbtu per mcf.
(3)	These hedges were unwound in Q4 2012 for total proceeds of $2.5 million.

As at September 30, 2012 the above commodity contracts had a net mark-to-market asset position of $2.7 million compared to a net mark-to-market asset position of $4.8 million on December 31, 2011.  The decrease in the net mark-to-market asset position is mainly due to the realizing of gains on the current commodity contracts.  The mark-to-market asset position at September 30, 2012 relates to the oil and natural gas contracts which have average hedged prices higher than the market prices at September 30, 2012.

Subsequent to September 30, 2012, Equal entered into the following fixed price contracts:
Derivative Instrument	Commodity	Price (1)	Volume per day (1)	Period
Fixed	Gas	3.99 (US$/mmbtu) (4.13 US$/mcf)	1,000 mmbtu (966 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	4.05 (US$/mmbtu) (4.19 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed Basis Differential	Gas	Differential Fixed @ $0.20 US$/mmbtu ($0.207 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2013 – December 31, 2013
(1)	Conversion rate of 1.0350 mmbtu per mcf.

Taking into consideration the fixed price contracts entered into and unwound subsequent to September 30, 2012, Equal has approximately 58% of natural gas hedged at $3.69 per mmbtu (conversion rate of 1.0350 mmbtu per mcf), 5% of its oil and NGLs hedged at $101.50 per bbl which is 31% of the Company’s total production hedged for calendar year 2013 based on current production levels of 7,800 boe per day (50% natural gas, 48% NGLs and 2% oil).

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Royalties	5,881	9,141	(36%)	17,049	24,549	(31%)
As a percentage of revenues before commodity contracts	22%	21%		21%	20%
Royalties per boe ($)	5.90	8.82	(33%)	5.91	9.17	(36%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30, 2012		Nine months ended September 30, 2012
	Canada	U.S.	Canada	U.S.
Royalties	1,009	4,872	2,739	14,310
As a percentage of revenues before commodity contracts	11%	27%	11%	25%
Royalties per boe ($)	8.16	5.58	7.97	5.64

In Q3 2012, royalties decreased 36% to $5.9 million from $9.1 million in Q3 2011 primarily the result of a 37% decrease in revenues before commodity contracts and lower royalty rates on horizontal oil wells drilled in Canada.  The horizontal oil wells are charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total measured depth.  Q3 2012 royalties increased 18% compared to Q2 2012 royalties of $5.0 million due to increased revenues from oil, NGLs and natural gas and an adjustment of $0.3 million to a royalty rebate in Oklahoma.

During the nine months ended September 30, 2012, royalties decreased 31% to $17.0 million from $24.5 million during the same period in 2011 primarily as a result of a 32% decrease in revenues before commodity contracts and lower royalty rates on horizontal oil wells drilled in Canada.

As a percentage of revenues before commodity contracts, royalties have increased due to the increased weighting of production from the U.S. as a result of the Canadian asset dispositions in Q4 2011 and Q1 2012 and the production from wells that have a temporary Oklahoma state royalty reduction expire only being partially replaced by the new wells drilled which qualify for the royalty reduction during the year.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Production expense	7,694	11,514	(33%)	24,879	31,126	(20%)
Production expense per boe ($)	7.72	11.11	(31%)	8.63	11.63	(26%)

In Q3 2012, production expenses decreased 33% to $7.7 million from $11.5 million in Q3 2011.  Production expense on a per boe basis decreased 31% to $7.72 per boe in Q3 2012 compared to $11.11 per boe in Q3 2011 mainly due to the increased weighting from lower cost Oklahoma production compared to Canada as a result of the asset dispositions in Canada during Q4 2011 and Q1 2012.  Q3 2012 production expenses decreased 9% compared to $8.48 per boe in Q2 2012 primarily due to the incremental production added by the drilling programs in the Lochend Cardium and Oklahoma during the past year outpacing the associated cost increases.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended September 30, 2012		Nine months ended September 30, 2012
	Canada	U.S.	Canada	U.S.
Production expenses	2,263	5,431	8,121	16,758
Production expenses per boe ($)	18.29	6.22	23.64	6.60

Canadian Operations

In Canada for Q3 2012, production expenses were $2.3 million which was 66% lower than $6.8 million in Q3 2011 mainly due to dispositions of assets in Canada during Q4 2011 and Q1 2012.  On a per boe basis, production expenses decreased 22% to $18.29 per boe in Q3 2012 compared to $23.50 per boe in Q3 2011 and decreased 33% compared to $27.16 per boe in Q2 2012 mainly due to the incremental production from the Lochend Cardium wells completed during Q3 2012 which have lower operating costs than the Company’s Canadian average operating costs and the benefits from the well optimizations from Q2 2012.

In Canada for the nine months ended September 30, 2012, production expenses decreased to $8.1 million which was 58% lower compared to $19.5 million during the same period in 2011.  On a per boe basis, production expenses increased 13% to $23.64 per boe compared to $20.86 per boe during the same period in 2011 mainly due to a declining production base with higher fixed costs plus higher workover costs associated with maintaining and optimizing oil producing wells to continue their high netback production which was partially offset by the Lochend Cardium wells which started producing in Q3 2012 with lower than the Company’s Canadian average operating costs.

U.S. Operations

In the U.S. for Q3 2012, overall production expenses increased by 15% to $5.4 million from $4.7 million due to the increased volumes from the addition of new wells drilled during the past year.  On a per boe basis, Q3 2012 production expenses of $6.22 per boe were consistent with Q3 2011 and Q2 2012 production costs of $6.30 per boe and $6.32 per boe, respectively.

In the U.S. for the nine months ended September 30, 2012, production expenses increased by 45% to $16.8 million compared to $11.6 million during the same period in 2011 due to increased volumes from the Hunton Acquisition in June 2011 and the addition of new wells drilled during the past year.  On a per boe basis, production expenses of $6.60 per boe were consistent with $6.66 per boe during the same period in 2011.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Transportation expense	180	400	(55%)	648	1,322	(51%)
Transportation expense per boe ($)	0.18	0.39	(54%)	0.22	0.49	(55%)

In Q3 2012, transportation costs decreased 55% to $0.2 million from $0.4 million in Q3 2011 and were consistent compared to $0.2 million in Q2 2012.  The decrease in transportation expense is due to the re-allocation of certain costs against revenues.

For the nine months ended September 30, 2012, transportation costs decreased 51% to $0.6 million compared to $1.3 million during the same period in 2011.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) was consistent in Q3 2012 compared to Q3 2011 on a total dollar basis and increased by 7% on a per boe basis.

General and Administrative Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Gross G&A expense	3,681	3,780	(3%)	11,259	12,942	(13%)
Capitalized	(311)	(387)	(20%)	(1,212)	(1,261)	(4%)
Recoveries	(510)	(628)	(19%)	(1,655)	(1,984)	(17%)
G&A expense	2,860	2,765	3%	8,392	9,697	(13%)
G&A expense per boe ($)	2.87	2.67	7%	2.91	3.62	(20%)

In Q3 2012, G&A costs were $2.9 million ($2.87 per boe) compared to $2.8 million ($2.67 per boe) in Q3 2011 and $3.1 million in Q2 2012.  The decrease in Q3 2012 G&A from Q2 2012 is mainly is due to lower professional fees.

For the nine months ended September 30, 2012, G&A costs were $8.4 million ($2.91 per boe) compared to $9.7 million ($3.62 per boe) during the same period in 2011 which had higher legal fees related to court proceedings involving a former joint venture participant that ended in May 2011.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Gross share-based compensation expense	777	1,476	47%	3,072	2,916	5%
Capitalized	(99)	(125)	(21%)	(296)	(182)	63%
Share-based compensation expense	678	1,351	(50%)	2,776	2,734	2%
Share-based compensation expense per boe ($)	0.68	1.30	(48%)	0.96	1.02	(6%)

In Q3 2012, non-cash share-based compensation expense was $0.7 million which was 50% lower compared to $1.4 million in Q3 2011 and 30% lower compared to $1.0 million in Q2 2012.  The decrease in the share-based compensation is due to lower fair value of the restricted shares issued during 2012 compared to 2010 and 2011 which are amortized over their respective vesting periods.

For the nine months ended September 30, 2012, non-cash share-based compensation expense was $2.8 million which was consistent with the $2.7 million during the same period in 2011.  The share-based compensation was consistent for both periods due to the timing of the regular annual renewal the Company’s long-term incentive programs.  The annual renewal in 2012 occurred in January compared to the renewal in 2011 which occurred in May.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
D&D	13,356	13,872	(4%)	38,220	36,183	6%
D&D per boe ($)	13.41	13.39	0%	13.26	13.52	(2%)

In Q3 2012, D&D expenses decreased 4% to $13.4 million ($13.41 per boe) compared to $13.9 million ($13.39 per boe) in Q3 2011 mainly due to the 4% decrease in Q3 2012 production compared to Q3 2011.  Q3 2012 D&D were higher than Q2 2012 D&D of $12.6 million mainly due to 5% higher production during Q3 2012.

For the nine months ended September 30, 2012, D&D expenses increased 6% to $38.2 million ($13.26 per boe) compared to $36.2 million ($13.52 per boe) during the same period in 2011 mainly due to the 7% higher in production during 2012.

IMPAIRMENT IN PROPERTY, PLANT AND EQUIPMENT

For the three months ended September 30, 2012, there was no impairment in property, plant and equipment.

For the nine months ended September 30, 2012, there was an impairment in property, plant and equipment of $8.5 million due to the decrease in prices forecasted for oil and natural gas.  The two Canadian areas which recognized impairments are in southeast Alberta ($7.3 million) and southwest Alberta ($1.2 million).  There was no impairment in property, plant and equipment during the same period in 2011.

INTEREST EXPENSE

The cash portion of interest expense in Q3 2012 was $1.6 million which was comprised of interest on long-term debt of $0.8 million and interest on convertible debentures of $0.8 million.  The non-cash portion of interest expense in Q3 2012 was $0.2 million for the accretion of convertible debentures.
Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Cash interest expense on long-term debt	842	1,344	(37%)	3,290	2,882	14%
Cash interest expense on convertible debentures	759	1,566	(52%)	2,272	5,633	(60%)
Subtotal cash interest expense	1,601	2,910	(45%)	5,562	8,515	(35%)
Non-cash accretion on convertible debentures	210	205	2%	626	525	19%
Total interest expense	1,811	3,115	(42%)	6,188	9,040	(32%)
Cash interest expense per boe on long-term debt ($)	0.85	1.30	(35%)	1.14	1.08	6%
Cash interest expense per boe on convertible debentures ($)	0.76	1.51	(50%)	0.79	2.11	(63%)
Total cash interest expense per boe ($)	1.61	2.81	(43%)	1.93	3.19	(39%)

In Q3 2012, cash interest expense decreased 45% to $1.6 million compared to $2.9 million in Q3 2011 mainly due to proceeds from the asset dispositions being used to pay down the bank credit facility and lower interest paid on the convertible debentures as an 8.25% debenture was redeemed in Q4 2011.  During 2011, Equal re-structured its balance sheet by partially redeeming its convertible debentures which paid interest amounts of 8.0% and 8.25% of face value and further replacing these with lower interest paying 6.75% convertible debentures and the bank credit facility.  Q3 2012 cash interest expense was lower than the $1.8 million cash interest expense in Q2 2012 because of the lower average outstanding balance on the bank credit facility due to the proceeds from the Mississippian sale which closed April 26, 2012.

For the nine months ended September 30, 2012, cash interest expense decreased 35% to $5.6 million compared to $8.5 million during the same period in 2011 which was composed of lower cash interest expense on convertible debentures partially offset by higher interest on the long-term debt.

Equal’s long-term debt balance at September 30, 2012 was $70.7 million compared to $138.8 million at December 31, 2011.  The decrease is mainly due to proceeds from the divestitures which totaled $64.0 million during 2012.  The average interest rate on long-term debt in Q3 2012 was 2.93%.

The maturity date of Equal’s bank credit facility is June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The bank credit facility is currently under evaluation to take into account the dispositions which have occurred in the second half of 2012.  Management estimates that the credit facility will be approximately $110.0 million secured against the borrowing base of the Oklahoma assets.

ACCRETION OF DECOMMISSIONING PROVISION

In Q3 2012 and Q3 2011, the accretion of the decommissioning provision was $0.2 million.

For the nine months ended September 30, 2012 and 2011, the accretion of the decommissioning provision was $0.5 million.

On October 15, 2012, Equal closed the sale of several of its Canadian properties for the sale price of $15.4 million.  The sale includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.  The Company’s overall decommissioning provision will decrease by approximately $20.6 million based on the September 30, 2012 book value of the decommissioning liability disposed as part of the sale.

GAIN ON SALE OF ASSETS

In Q3 2012, there was a gain on sale of assets of $12.6 million compared to $1.2 million in Q3 2011.  On September 24, 2012, Equal closed the sale of its interest in its Northern Oklahoma assets for the sale price of US$40.0 million which proceeds were used to pay down the Company’s outstanding bank debt.

For the nine months ended September 30, 2012, there was a gain on sale of assets of $31.3 million compared to $0.8 million during the same period in 2011.  The gain in 2012 was mainly the result from the Northern Oklahoma asset sales to Equal’s Mississippian joint venture partner in Q2 and Q3 2012 for a total sale price of US$58.1 million which proceeds were used to pay down the Company’s outstanding bank debt.

TRANSACTION COSTS ON ASSET ACQUISITION/DISPOSITIONS

In Q3 2012, transaction costs were $0.4 million compared to transactions costs in Q3 2012 of $0.1 million.

For the nine months ended September 30, 2012 and 2011, transaction costs were $0.4 million and $1.8 million, respectively.

FOREIGN EXCHANGE

In Q3 2012, there was a foreign exchange gain of $3.9 million compared to a loss of $9.9 million in Q3 2011.  The foreign exchange gain in Q3 2012 was mainly due to the effect of the strengthening of the Canadian dollar against the U.S. dollar on the Company’s U.S. dollar denominated debt.

For the nine months ended September 30, 2012, the foreign exchange gain was $4.3 million compared to a foreign exchange loss of $9.8 million during the same period in 2011.  The foreign exchange gain in 2012 is mainly due to the effect of the strengthening of the Canadian dollar against the U.S. dollar on the Company’s U.S. dollar denominated debt.

TAXES

In Q3 2012, the deferred tax reduction was $5.6 million compared to the deferred tax expense of $2.0 million in Q3 2011.  The deferred tax reduction is mainly due to the recognition of a deferred income tax asset in Oklahoma to offset the gain on sale from the asset disposition.

For the nine months ended September 30, 2012, the deferred tax reduction was $3.9 million compared to a deferred tax expense of $1.1 million during the same period in 2011.  The deferred tax reduction is mainly due to the recognition of a deferred income tax asset in Oklahoma to offset the gain on sale from the asset dispositions.

NET INCOME

In Q3 2012, the Company had net income of $14.0 million ($0.40 per share) compared to a loss of $2.6 million (loss of $0.08 per share) in Q3 2011.  The net income in Q3 2012 compared to Q3 2011 is mainly due the gain on sale of assets, the recognition of a deferred income tax asset in Oklahoma, lower royalties, production and interest expenses which were partially offset by the decrease in revenues from oil, NGLs and natural gas.

For the nine months ended September 30, 2012, the Company had net income of $18.2 million ($0.52 per share) compared to net income of $0.5 million ($0.02 per share) during the same period in 2011.  The increase in net income is mainly due to the gain on sale of assets, the recognition of a deferred income tax asset in Oklahoma, lower royalties, production and interest expenses which were partially offset by the decrease in revenues from oil, NGLs and natural gas and the impairment in property, plant and equipment.

COMPREHENSIVE INCOME/LOSS

In Q3 2012, the Company had a comprehensive income of $3.9 million compared to comprehensive income $23.1 million in Q3 2011.  The comprehensive income in Q3 2012 is mainly due to the foreign currency translation adjustments in Q3 2012 of $10.1 million related to the Company’s investment in U.S. operations which fluctuates with the change in exchange rate between the Canadian and U.S. dollar.

For the nine months ended September 30, 2012, the Company had comprehensive income of $8.3 million compared to comprehensive income of $18.9 million during the same period in 2011.

ADDITIONAL GAAP MEASURES

Equal uses certain additional GAAP measures that are not defined terms under IFRS to assess performance.  Management believes these measures provide useful supplemental information to investors.  The following are the measures Equal uses in assessing performance.

Funds from Operations

The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities as reconciled in the table below:
Funds from Operations (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash provided by operating activities	9,753	14,490	30,222	41,963
Changes in non-cash working capital items	669	2,260	528	638
Decommissioning provision costs incurred	478	628	1,117	1,249
Transaction costs for asset acquisition	-	57	-	1,767
Funds from operations	10,900	17,435	31,867	45,617

In Q3 2012, funds from operations decreased by 37% to $10.9 million from $17.4 million in Q3 2011.  The decrease in funds from operations is mainly due to the decrease in revenues from oil, NGLs and natural gas and divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decrease in revenues was partially offset by decreases in royalties, production costs and interest expense.

For the nine months ended September 30, 2012, funds from operations decreased by 30% to $31.9 million from $45.6 million during the same period in 2011.  The decrease in funds from operations is mainly due to the decrease in revenues from oil, NGLs and natural gas and divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decrease in revenues was partially offset by decreases in royalties, production costs and interest expense.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:
Cash Flow Netback (in thousands of Canadian dollars, except for per share and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net income/(loss)	14,006	(2,642)	18,183	468
Share-based compensation	678	1,351	2,776	2,734
Depletion and depreciation	13,356	13,872	38,220	36,183
Impairment in PP&E	-	-	8,465	-
Non-cash interest on convertible debentures	210	205	626	525
Accretion of decommissioning provision	164	153	546	528
Unrealized commodity contracts (gain)/loss	4,148	(6,132)	2,004	(8,393)
Gain on sale of assets	(12,622)	(1,183)	(31,302)	(826)
Transaction costs for asset acquisition/dispositions	440	57	440	1,767
Redemption premium on convertible debentures	-	7	-	1,904
Unrealized foreign exchange (gain)/loss	(3,909)	9,704	(4,147)	9,593
Deferred tax (reduction)/expense	(5,571)	2,043	(3,944)	1,134
Funds from operations	10,900	17,435	31,867	45,617
Total volume (mboe)	996	1,036	2,883	2,676
Cash flow netback (non-GAAP) ($ per boe)	10.94	16.83	11.05	17.05

CAPITAL EXPENDITURES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Property, plant and equipment expenditures(1)	7,842	29,435	27,052	61,831
Exploration and evaluation expenditures(1)	4,703	(141)	9,715	11,471
Asset acquisition(2)	-	-	-	91,656
Dispositions	(38,541)	(2,000)	(66,882)	(2,205)
Total	(25,996)	27,294	(30,115)	162,753
(1)	Includes the settlement of $5.2 million (US$5.2 million) in payables to Atlas as part of the Mississippian Sale.
(2)	Includes the settlement of $5.6 million (US$5.8 million) in receivables from JV Participant.

During the nine months ended September 30, 2012, Equal’s total capital expenditures were $36.8 million and proceeds from dispositions were $66.9 million.

During the nine months ended September 30, 2012, expenditures in Canada totaled $13.6 million and proceeds from dispositions totaled $8.2 million.  The major components of these expenditures include:
•	$9.1 million on wells, drilling and workovers;
•	$3.2 million on facilities and other equipment maintenance;
•	$0.5 million on land and seismic acquisition; and
•	$0.8 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

During the nine months ended September 30, 2012, expenditures in the U.S. totaled $23.2 million and proceeds from dispositions totaled $58.7 million.  The major components of these expenditures include:
•	$16.6 million related to wells, drilling and workovers;
•	$5.1 million on capital enhancements;
•	$1.0 million on acquisitions of land for future development in Oklahoma; and
•	$0.5 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

During the nine months ended September 30, 2012, the Company drilled a total of 11 (9.2 net) wells; 9 (7.2 net) wells in Oklahoma and 2 (2.0 net) Lochend Cardium oil wells in Canada.  Of the 9 wells drilled in Oklahoma, 6 (4.5 net) wells were sold to Atlas on September 24, 2012 as part of the asset disposition in Northern Oklahoma.  Both oil wells drilled in Alberta were part of the asset sale on November 2, 2012.

LIQUIDITY & CAPITAL RESOURCES

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2012.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2012 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.
Equal’s capital structure at September 30, 2012 is as follows:

	September 30, 2012
Capitalization (in thousands of Canadian dollars except percentages)	Amount	%
Long-term debt (1)	70,676	31%
Working capital (2) excluding long-term debt	(6,821)	(3%)
Working capital (2) including long-term debt	63,855	28%
Convertible debentures	41,952	19%
Shares issued, at market (3)	118,923	53%
Total capitalization	224,730	100%
(1)	As at September 30, 2012, the long-term debt balance consisted of CDN$0.6 million and US$71.3 million converted at the closing exchange rate of CDN$0.9832 per US$1.00.
(2)	Working capital excludes unrealized gains and losses on commodity contracts.
(3)	The market price of Equal’s shares on September 30, 2012 was $3.39 per share.

Subsequent to September 30, 2012, the Company had two asset sales for total proceeds of $77.5 million.  The proceeds from the asset sales were used to fully repay the outstanding bank credit facility.

Long-term Debt

Long-term debt is represented by the amounts drawn on the bank credit facility.  At September 30, 2012, Equal’s long-term debt balance of $70.7 million consisted of CDN$0.6 million and US$71.3 million which was converted at the closing exchange rate of CDN$0.9832 per US$1.00.  The Company has repaid the outstanding bank credit facility with the proceeds of the sales subsequent to September 30, 2012.  The bank credit facility is currently under evaluation to take into account the dispositions that have occurred in the second half of 2012.  Management estimates that the credit facility will be approximately $110.0 million secured against the borrowing base of the Oklahoma assets.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	September 30, 2012	December 31, 2011
Interest coverage (1):
Cash flow over the prior four quarters	54,922	69,246
Interest expenses over the prior four quarters	8,358	11,338
Interest coverage ratio	6.57 : 1.00	6.11 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital at September 30, 2012 was $6.8 million which decreased compared to working capital at December 31, 2011 of $15.1 million.  The decrease in working capital is mainly attributed to the repayment of long-term debt and decrease in receivables due to lower commodity prices and dispositions resulting in lower production.  Proceeds from dispositions during the year were used to pay down the long-term debt.

Working Capital (in thousands of Canadian dollars)	September 30, 2012	December 31, 2011
Cash	6,923	5,553
Accounts receivable	16,810	25,174
Prepaid expenses, deposits and other	524	870
Assets held for sale	-	9,678
Accounts payable and accrued liabilities	(17,436)	(24,239)
Liabilities associated with assets held for sale	-	(1,378)
Current portion of decommissioning provision	-	(557)
Working capital	6,821	15,101
Long-term debt	(70,676)	(138,820)
Working capital (deficit) including long-term debt	(63,855)	(123,719)

Subsequent to September 30, 2012, the Company had two asset sales for total proceeds of $77.5 million.  The proceeds from the asset sales were used to fully repay the outstanding bank credit facility.

Convertible Debentures

As at September 30, 2012, Equal had $42.0 million of 6.75% convertible debentures (EQU.DB.B) outstanding with a face value of $45.0 million.  The 6.75% convertible debentures have the conversion price of $9.00 per share.  Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares and mature on March 31, 2016.

Commitments

As of September 30, 2012, Equal has commitments for the following payments over the next five years:
Commitments
(in thousands of Canadian dollars)	2012	2013	2014	2015 – 2016	Total
Long-term debt (1) (3)	-	-	70,676	-	70,676
Interest on long-term debt (2) (3)	486	1,944	972	-	3,402
Convertible debentures (4)	-	-	-	45,000	45,000
Interest on convertible debentures (4)	759	3,038	3,038	4,557	11,392
Accounts payable & accrued liabilities	17,436	-	-	-	17,436
Office leases	303	1,169	1,178	1,472	4,122
Vehicle and other operating leases	42	101	76	-	219
Total obligations	19,026	6,252	75,940	51,029	152,247
(1)  As at September 30, 2012, the long-term debt balance consisted of CDN$0.6 million and US$71.3 million converted at the closing exchange rate of CDN$0.9832 per US$1.00.
(2)  Assumes an interest rate of 2.75% (the rate on September 30, 2012).
(3)  The Company has repaid the outstanding bank credit facility with the proceeds of the sales subsequent to September 30, 2012.
(4)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.

SUBSEQUENT EVENTS

On October 15, 2012, Equal closed the sale of several of its Canadian properties for a sale price of $15.4 million.  The sale includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.

On November 2, 2012, Equal closed the sale of its Lochend Cardium assets for cash consideration of $62.1 million which included production, related infrastructure and undeveloped land.  The proceeds of the sale were used to fully repay the amount outstanding on its credit facility.  With this sale, the Company’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.

Due to the assets sales on October 15 and November 2, 2012, the Company’s overall decommissioning provision will decrease by approximately $21.4 million based on the September 30, 2012 book value of the decommissioning liability disposed as part of these sales.

On October 22 and November 5, 2012, Equal unwound oil hedges for total proceeds of $2.5 million.  The oil hedges were in place for Q4 2012 and the full year of 2013 and had fixed prices ranging from $100.00 per bbl to $103.00 per bbl.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	November 8, 2012	September 30, 2012	December 31, 2011
Shares	35,154,946	35,080,450	34,779,435
Share options	1,097,999	1,243,710	1,303,495
Restricted shares	1,435,603	1,575,596	946,285
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	45,000

OUTLOOK

The Company’s remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.  Equal will continue to operate its Central Oklahoma assets consisting of approximately 7,800 boe per day of liquids-rich natural gas where its had strong historical drilling success. The Company has identified a strong inventory of future drilling locations and has a staff of experienced people in Oklahoma managing these assets.  Management believes that in addition to successful drilling, there is significant additional upside from natural gas and NGL commodity price recovery.  Equal plans to re-commence drilling in the Hunton early in the new year.

The Company is still conducting its Strategic Review process and is evaluating proposals for the sale of the remaining royalty assets which, if sold, will represent an exit from all Canadian operations.  Equal’s Special Committee of the Board of Directors and management are moving to the final step in the Strategic Review Process to finalize the go forward strategy for the Company.  A Canadian Trust, U.S. Master Limited Partnership and an Exploration and Production Corporation are all being considered.  The make-up of the Board of Directors and Executive Management team as well as an overall go forward manpower plan will follow the Company structure decision.  Equal expects to conclude the Strategic Review process shortly after the conclusion of the evaluation of the royalty proposals, likely by late November 2012.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal controls during the nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

As required by Rule 3b-4(c) of the United States Securities Exchange Act of 1934, as amended, and Rule 405 of the United States Securities Act of 1933, as amended, Equal will adopt U.S. GAAP financial reporting starting with the reporting of the quarter ended December 31, 2012 and will report the fiscal 2012 annual results in accordance with U.S. GAAP.  The Company no longer qualifies as a foreign private issuer as it did not meet certain conditions and, therefore, must follow the requirements of a U.S. domestic filer which includes financial reporting in accordance with U.S. GAAP.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil, NGL and natural gas reserves and useful lives of equipment;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgment of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil, NGL and natural gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil, NGL and natural gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

Q3 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal Units
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal Units per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q4	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q3 2012 FINANCIAL REPORT